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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                AMENDMENT NO. 3
                                      TO
                                  SCHEDULE TO
                                 (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

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                          LOUDEYE TECHNOLOGIES, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

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Options to Purchase Common Stock, par value $0.001 per share, Having an Exercise
                           Price of More Than $4.30
                        (Title of Class of Securities)

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                                   545754103
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                               Meena Kang Latta
                      Vice President and General Counsel
                          Loudeye Technologies, Inc.
                           414 Olive Way, Suite 500
                          Seattle, Washington  98101
                                (206) 832-4000
                 (Name, address and telephone number of person
 authorized to receive notices and communications on behalf of filing person)


                           CALCULATION OF FILING FEE

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          Transaction valuation*                Amount of filing fee
                $210,000.00                            $42.00

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*  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,103,000 shares of common stock of Loudeye Technologies, Inc. having an aggregate value of $210,000 as of June 6, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid: $42.00.
                    Form or Registration No.: Schedule TO.
                   Filing party: Loudeye Technologies, Inc.
                           Date filed: June 6, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Introductory Statement

     This Amendment No. 3, which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 6, 2001, as amended by Amendment No. 1 thereto filed on June 15, 2001 and as amended by Amendment No. 2 thereto filed on June 26, 2001 (as amended, the "Schedule TO"), reports the final results of our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of more than $4.30 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated June 6, 2001.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The offer expired on July 3, 2001 at 9 p.m. Pacific Time. We have accepted for cancellation options to purchase an aggregate of 1,083,250 shares of Loudeye Technologies, Inc. common stock representing approximately 98.3% of the options eligible for cancellation and exchange. Subject to the terms and conditions of the Offer to Exchange, we will issue new options to purchase an aggregate of 812,443 shares of Loudeye Technologies, Inc. common stock to an aggregate of 85 option holders in exchange for the options surrendered and cancelled.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended to add the following exhibit:

     (a) (10) Form of Announcement to Eligible Option Holders Informing them of the Acceptance of their Options for Exchange.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.


                                     LOUDEYE TECHNOLOGIES, INC.


                                             /s/ Bradley A. Berg
                                     -----------------------------------
                                               Bradley A. Berg
                                           Chief Financial Officer

Date:  July 9, 2001

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                               INDEX TO EXHIBITS

Exhibit
Number                                    Description
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(a) (10)     Form of Announcement to Eligible Option Holders Informing them of the Acceptance of their Options for Exchange.